Exhibit 99.1

Rail Vision Announces Second Quarter 2022 Financial Results

Ra’anana, Israel, September 14, 2022 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the second quarter ended June 30, 2022.

“Our transformational Nasdaq IPO closed in the first week of the second quarter, providing Rail Vision with the capital needed to accelerate the commercial rollout of our game-changing, artificial-intelligence-driven technology designed to revolutionize safety in the rail industry,” said Shahar Hania, CEO of Rail Vision. “With a strengthened balance sheet and increased visibility as a Nasdaq-listed company, our team has continued to progress our long-term pilot (LTP) programs with major rail operators. We have successfully completed multiple LTPs that demonstrate the potential value of our technology, and we continue to launch new programs for additional use cases that we believe will become key growth drivers moving forward as we convert LTPs into revenue-generating commercial contracts.”

“As commercial sales of our AI-driven rail safety technology gain momentum, we generate an exponentially increasing amount of data, collected through our cloud infrastructure, that empowers our team to further refine our technology solutions while uncovering potential new opportunities for growth,” continued Hania. “I remain extremely excited for the future and continue to believe Rail Vision is at the forefront of an evolution in train safety.”

Second Quarter 2022 & Recent Highlights

●	Rail Vision successfully completed the mainline LTP phase for Rio Tinto Iron Ore (RTIO), demonstrating 24/7 classifications of objects for RTIO’s autonomous locomotives operating in the Australian desert.

●	Negotiations are underway for the next steps in the Company’s LTP programs with Israel Railways Ltd., the government-owned operator of the national heavy rail system in Israel, following Rail Vision’s successful completion of an LTP on Israel Railways’ main-line system.

●	Completed the data acquisition phase for an advanced switch yard system for a major freight railway operator in the United States, with plans underway to begin the evaluation and demonstration phase of the project.

●	Rail Vision closed its IPO on April 4, 2022, issuing 3,787,241 units. Each unit included one ordinary share and a warrant to purchase one ordinary share at an exercise price of $4.13. The underwriter partially exercised its over-allotment option with respect to 568,086 warrants to purchase ordinary shares. Gross proceeds for the offering were approximately $15.6 million, before deducting underwriting discounts, commissions, and offering expenses.

Second Quarter 2022 Financial Results

●	Research and development (“R&D”) expenses, net for the three months ended June 30, 2022, were $1,683,000, down moderately from $1,744,000 in the three months ended June 30, 2021. The decrease is primarily related to a year-over-year decline in R&D staffing and a decrease in share-based compensation, partially offset by a one-time payment to Israel Railways of 1.5% of the net IPO proceeds. The Company anticipates R&D expenses will increase in subsequent quarters as staffing levels expand.

●	General and administrative expenses for the three months ended June 30, 2022 were $1,315,000, compared to $842,000 in the three months ended June 30, 2021. The increase is primarily attributed to one-time IPO bonus payments to executive officers, and an increase in professional services related to the Company being a public company offset by a decrease in share-based compensation.

●	Net loss for the three months ended June 30, 2022 was $2,902,000, or $0.19 per ordinary share, compared to a net loss of $2,160,000, or $0.24 per ordinary share, in the three months ended June 30, 2021. The increase in the net loss is attributed mainly to the increase in general and administrative expenses as detailed above.

●	Rail Vision ended the second quarter of 2022 with $12.9 million in cash and cash equivalents, compared to $1.6 million as of December 31, 2021.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the progress in the LTP with RTIO, and that the Company continues to execute LTPs and begin delivering commercial systems to customers. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania

Chief Executive Officer

Rail Vision Ltd.

15 Ha'Tidhar St

Ra'anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Dave Gentry, CEO

RedChip Companies Inc.

407-491-4498

RVSN@redchip.com

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS
Current Assets:
Cash and cash equivalents	$12,926	$1,649
Restricted cash	221	200
Trades accounts receivable	--	87
Other current assets	808	472
Total current assets	13,955	2,408

Non-current Assets:
Operating lease right of use asset	1,294	1,433
Fixed assets, net	494	570
Total Non-current assets	1,788	2,003

Total assets	$15,743	$4,411

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Trade payables	$129	$139
Current operating lease liability	277	299
Other accounts payable	1,116	1,114
Total current liabilities	1,522	1,552

Non-current operating Lease Liability	945	1,221

Total liabilities	$2,467	$2,773

Temporary equity:
Preferred A shares	--	9,965

Shareholders’ equity:
Ordinary shares	46	25
Additional paid-in-capital	62,817	35,987
Accumulated deficit	(49,587)	(44,339)
Total shareholders’ equity (deficit)	13,276	(8,327)

Total liabilities and shareholders’ equity	$15,743	$4,411

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues	$219	$417	$--	$417
Cost of revenues	(358)	(113)	--	(113)

Gross profit (loss)	(139)	304	--	304

Research and development expenses, net	(3,106)	(3,838)	(1,683)	(1,744)

Administrative and general expenses	(2,128)	(1,727)	(1,315)	(842)

Operating loss	$(5,373)	$(5,261)	$(2,998)	$(2,282)

Financing income, net continuing operations	$125	$133	$96	$122

Net loss for the period	(5,248)	(5,128)	(2,902)	(2,160)

Basic and diluted loss per ordinary share	(0.42)	(0.56)	(0.19)	(0.24)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share	12,414,547	9,138,756	15,671,472	9,140,914

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid-in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25		35,987	(44,339)	(8,327)
Issuance of convertible preferred shares	10,256	2,000	--	--		--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	2,707,672	8		11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	--	--	3,787,241	12		13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	242,131	1		999	--	1000
Issuance of ordinary shares as a result of exercise of options	--	--	1,672	(*	)	10	--	10
Share-based payment	--	--	--	--		289	--	289
Net loss	--	--	--	--		--	(5,248)	(5,248)
Balance as of June 30, 2022	--	--	15,896,040	46		62,817	(49,587)	13,276

(*)	Represents an amount less than $1.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid-in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2021	51,282	4,965	9,136,600	25		35,001	(34,119)	907
Issuance of convertible preferred shares		5,000	--	--		--	--	--
Issuance of shares as a result of exercise of options			20,724	(*	)	127		127
Share-based payment						846		846
Net loss							(5,128)	(5,128)
Balance as of June 30, 2021	51,282	9,965	9,157,324	25		35,974	(39,247)	(3,248)

(*)	Represents an amount less than $1.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flows from operating activities:
Net loss for the period	$(5,248)	$(5,128)	$(2,902)	$(2,160)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	76	60	37	28
Share-based compensation	289	846	168	415
Change in lease liability	(159)	(155)	(83)	(109)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and other assets	(305)	(120)	(327)	(27)
Increase (decrease) in trade accounts payable	(10)	72	8	72
Increase (decrease) in other accounts payable	2	(504)	(154)	(422)
Net cash used in operating activities	(5,355)	(4,929)	(3,253)	(2,203)

Cash flows from investing activities:
Purchase of fixed assets	-	(63)	-	(15)
Net cash used in investing activities	-	(63)	-	(15)

Cash flows from financing activities:
Issuance of Preferred Shares	2,000	5,000	-	5,000
Proceeds from a convertible debt	1,000	-	-	-
Exercise of options	10	127	-	127
Issuance of shares and warrants	13,643	-	13,994	-
Net cash provided by financing activities	16,653	5,127	13,994	5,127

Increase in cash, cash equivalents and restricted cash	11,298	135	10,741	2,909
Cash, cash equivalents and restricted cash at the beginning of the period	$1,849	$6,943	$2,406	$4,169
Cash, cash equivalents and restricted cash at end of the period	$13,147	$7,078	$13,147	$7,078
Non Cash Activities
Obtaining a right-of-use asset in exchange for a lease liability	-	458	-	458
Purchase of fixed assets	-	158	-	158
Conversion of preferred shares	11,965	-	11,965	-
Conversion of a convertible debt	1,000	-	1,000	-
Issuance expenses	56		407